CLAYMORE EQUITY TRUST

Written Instrument

The undersigned, being a Trustee and Chief Legal and Executive Officer of Claymore Equity Trust (the “Trust”), a Delaware statutory trust organized pursuant to an Agreement and Declaration of Trust dated February 15, 2005, hereby certifies that, in accordance with Section 9.5 of the Agreement and Declaration of Trust, the following amendment was duly adopted by a majority of the Trustees of the Trust on May 27, 2005.
That Article 1.1 of the Agreement and Declaration of Trust of the Trust be amended as follows:

Section 1.1. The name of the Trust shall be:

CLAYMORE TRUST

and so far as may be practicable, the Trustees shall conduct the Trust’s activities, execute all documents and sue or be sued under that name, which name (and the word “Trust” wherever used in this Agreement and Declaration of Trust, except where the context otherwise requires) shall refer to the Trustees in their capacity as Trustees, and not individually or personally, and shall not refer to the officers, agents or employees of the Trust or of such Trustees, or to the holders of the Shares of the Trust or any Series. If the Trustees determine that the use of such name is not practicable, legal or convenient at any time or in any jurisdiction, the Trustees may use such other designation, or they may adopt such other name for the Trust as they deem proper, and the Trust may hold property and conduct its activities under such designation or name; and further

IN WITNESS WHEREOF, the undersigned has as of this 31st day of May, 2005 signed this document.
/s/ Nicholas Dalmaso
Nicholas Dalmaso, Trustee and Chief Legal and Executive Officer